UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES CALL FOR GENERAL SHAREHOLDERS MEETING AND PROFIT DISTRIBUTION PROPOSAL

Medellin, Colombia, January 28 2013

The Board of Directors of Bancolombia S.A. (“Bancolombia”) decided the following in a meeting held today:

General Shareholders Meeting of Bancolombia S.A.

Called the General Shareholders Meeting to be held on March 4, 2013, at 10:00 a.m. at the Intercontinental Hotel located at Calle 16 N° 28 – 51 Km 5 Via Las Palmas, Medellín, Colombia.

Profits Distribution Project

Decided to propose at the General Shareholders Meeting a dividend, equivalent to COP$754 per share to be paid as follows: COP$188,50 per share and per quarter, on the first business day of each quarter (April 1st, July 2nd, October 1st of 2013 and January 2nd of 2014).

The proposal also includes an increase of COP$1.213.521.614.881,33 in legal reserves which will allow Bancolombia S.A. to enhance its capital structure in accordance with new regulatory requirements established in Colombia for credit institutions and to take into account the growth of business entities.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: January 28, 2013	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance